                              FOR IMMEDIATE RELEASE

INVESTOR RELATIONS:                                       MEDIA RELATIONS:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526

              ELAN ANNOUNCES PARTIAL CASH TENDER OFFER AND CONSENT
                                  SOLICITATION

DUBLIN, IRELAND, OCTOBER 28, 2004 - Elan Corporation, plc ("Elan") announced that its wholly owned subsidiary, Elan International Services Ltd. ("EIS"), is today commencing a cash tender offer (the "Tender Offer") to purchase up to
$351,000,000 (of $390,000,000) in aggregate principal amount of Series B
Guaranteed Notes (PPN: G2954# AB7) and Series C Guaranteed Notes (PPN: G2954#
AC5) (collectively, the "Notes") issued by Elan Pharmaceutical Investments III,
Ltd., a wholly-owned subsidiary of Elan. In connection with the Tender Offer,
Elan is soliciting consents (the "Consents") from the holders of at least a majority in aggregate principal amount of the Notes to proposed amendments to the guarantee agreement governing Elan's guarantee of the Notes and under certain provisions of the indenture governing the 6.50% Convertible Guaranteed
Notes issued by Elan Capital Corp. Ltd. and guaranteed by Elan that will effectively waive compliance with all covenants contained in indenture that restrict certain activities of Elan and its subsidiaries without the prior consent of a majority in aggregate principal amount of the outstanding Notes
(the "Consent Solicitation"). Holders cannot tender their Notes without delivering their Consents.

The Tender Offer and Consent Solicitation are being made pursuant to an Offer to
Purchase and Consent Solicitation Statement, dated October 28, 2004, and related documents (together, the "Tender Documents"), which set forth the complete terms and conditions of the Tender Offer and Consent Solicitation. The Tender Offer
and Consent Solicitation will expire at 12:00 midnight, New York City time, on
November 26, 2004, unless extended or earlier terminated (the "Expiration
Time").

                                       1

ELAN ANNOUNCES PARTIAL CASH TENDER OFFER AND CONSENT SOLICITATION

Subject to the terms and conditions of the Tender Offer and the Consent
Solicitation, holders who properly tender their Notes prior to 12:00 midnight,
New York City time, on November 10, 2004, unless extended or earlier terminated
(the "Early Tender Deadline"), will receive total consideration of $1,013.50 per
$1,000 principal amount of Notes tendered and accepted for payment. The total consideration includes an early tender premium of $13.50 per $1,000 principal amount of Notes tendered and accepted for payment. Holders who properly tender their Notes after the Early Tender Deadline but prior to the Expiration Time will receive only the tender consideration of $1,000 per $1,000 principal amount of Notes tendered and accepted for payment. In either case, holders will receive accrued and unpaid interest on Notes tendered and accepted for payment to, but not including, the applicable settlement date. If Notes representing at least a majority in aggregate principal amount of the Notes outstanding are tendered and accepted for payment, each holder of Notes will be paid a consent payment of
$5.00 per $1,000 principal amount of Notes held by the holder, even if the holder does not tender any Notes.

If holders tender Notes having an aggregate principal amount greater than
$351,000,000, EIS will purchase tendered Notes on a pro rata basis. Notes tendered may not be withdrawn, and Consents received may not be revoked, after the Early Tender Deadline.

The Tender Offer and Consent Solicitation are subject to the satisfaction of certain conditions, including (i) the receipt of tenders and Consents from at least a majority in aggregate principal amount of the Notes outstanding and (ii)
the concurrent completion of a debt financing on terms acceptable to Elan. These conditions are in addition to the other conditions set forth in the Tender
Documents.

Elan and EIS have engaged Morgan Stanley & Co. Incorporated to act as dealer manager in connection with the Tender Offer and solicitation agent in connection with the Consent Solicitation. Questions regarding the Tender Offer and Consent
Solicitation and requests for additional Tender Documents should be directed to
Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-1941 (collect),
Attention Francesco Cipollone. The Depositary is The Bank of New York. This
press release is for informational purposes only and does not constitute an offer to

ELAN ANNOUNCES PARTIAL CASH TENDER OFFER AND CONSENT SOLICITATION

purchase, or the solicitation of an acceptance of the Tender Offer or the
Consent Solicitation with respect to, the Notes. The Tender Offer and Consent
Solicitation are being made only pursuant to the Tender Documents.

ABOUT ELAN

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's
(NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

FORWARD-LOOKING STATEMENTS
--------------------------

This document contains forward-looking statements within the meaning of Section
21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the Tender Offer and the Consent Solicitation. You can
identify these statements by the fact that they use words such as "anticipate",
"estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Factors that could effect whether the Tender
Offer and Consent Solicitation are consummated include, among other things, the satisfaction or waiver of certain conditions to the Tender Offer and Consent
Solicitation, including the completion of the concurrent debt financing on terms acceptable to Elan. A further list and description of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as amended by Amendment No. 1 on From 20-F/A, and in its Reports of Foreign Issuer on Form 6- K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.